                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            Z-TEL TECHNOLOGIES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    988792107
                                 (CUSIP Number)


                                  JEFFREY KUPOR
                  601 SOUTH HARBOUR ISLAND BOULEVARD, SUITE 220
                              TAMPA, FLORIDA 33602
                                 (813) 233-4609
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 5, 2001
                     (Date of Event which Requires Filing of
                                 this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              (Page 1 of 10 Pages)

-------------------------                              -------------------------
CUSIP No.     988792107                                Page 2 of 10 pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      D. GREGORY SMITH
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)    [ ]
                                                                      (b)    [ ]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source Of Funds (See Instructions)

      PF
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) Or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA
--------------------------------------------------------------------------------
                                    7      Sole Voting Power
                                           *1,860,800
            Number of               --------------------------------------------
             Shares                 8      Shared Voting Power
          Beneficially                     *9,073,016
         Owned By Each              --------------------------------------------
           Reporting                9      Sole Dispositive Power
             Person                        *1,860,800
              With                  --------------------------------------------
                                    10     Shared Dispositive Power
                                           *9,073,016
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      *9,073,016
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      *25.5%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

-------------------------                              -------------------------
CUSIP No.     988792107                                Page 3 of 10 pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      G/CJ INVESTMENTS, INC.
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)    [ ]
                                                                      (b)    [ ]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source Of Funds (See Instructions)

      NOT APPLICABLE
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) Or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      DELAWARE
--------------------------------------------------------------------------------
                                    7      Sole Voting Power
                                           * 0
            Number of               --------------------------------------------
             Shares                 8      Shared Voting Power
          Beneficially                     * 5,500,000
         Owned By Each              --------------------------------------------
           Reporting                9      Sole Dispositive Power
             Person                        * 0
              With                  --------------------------------------------
                                    10     Shared Dispositive Power
                                           * 5,500,000
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      * 5,500,000
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      *16.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

-------------------------                              -------------------------
CUSIP No.     988792107                                Page 4 of 10 pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      G/CJ INVESTMENTS, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)    [ ]
                                                                      (b)    [ ]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source Of Funds (See Instructions)

      NOT APPLICABLE
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) Or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      DELAWARE
--------------------------------------------------------------------------------
                                    7      Sole Voting Power
                                           * 0
            Number of               --------------------------------------------
             Shares                 8      Shared Voting Power
          Beneficially                     * 5,472,500
         Owned By Each              --------------------------------------------
           Reporting                9      Sole Dispositive Power
             Person                        * 0
              With                  --------------------------------------------
                                    10     Shared Dispositive Power
                                           * 5,472,500
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      * 5,472,500
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      *16.2%
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------

-------------------------                              -------------------------
CUSIP No.     988792107                                Page 5 of 10 pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      CAROL JANE SMITH
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)    [ ]
                                                                      (b)    [ ]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source Of Funds (See Instructions)

      NOT APPLICABLE
--------------------------------------------------------------------------------
5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) Or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA
--------------------------------------------------------------------------------
                                    7      Sole Voting Power
                                           * 0
            Number of               --------------------------------------------
             Shares                 8      Shared Voting Power
          Beneficially                     * 5,500,000
         Owned By Each              --------------------------------------------
           Reporting                9      Sole Dispositive Power
             Person                        * 0
              With                  --------------------------------------------
                                    10     Shared Dispositive Power
                                           * 5,500,000
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      * 5,500,000
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      *16.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

SCHEDULE 13G                                                 Page 6 of 10 pages


Item 1. SECURITY AND ISSUER.

This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share ("Common Stock"), of Z-Tel Technologies, Inc., a Delaware corporation (the "Company" or "Z-Tel"), whose principal executive office is located at 601 South Harbor Island Boulevard, Suite 220, Tampa, Florida 33602.

Item 2. IDENTITY AND BACKGROUND.

(a), (b), (c) and (f).

The persons filing this Statement (the "Reporting Persons") are (1) D. Gregory Smith, an individual, (2) G/CJ Investments, Inc., a Delaware corporation ("G/CJ Corporation"), (3) G/CJ Investments, L.P., a Delaware limited partnership ("G/CJ Partnership"), and (4) Carol Jane Smith, an individual.

The Reporting Persons previously filed a Statement on Schedule 13G on or about February 14, 2000, and an amended Statement on Schedule 13G on or about February 14, 2001 (together, the "13G"), with respect to their beneficial ownership of Common Stock.

As further described below, (1) on July 2, 2001, D. Gregory Smith acquired, directly from the Company, a warrant (the "Series G Warrant") to purchase up to 480,000 shares of Common Stock (subject to adjustment as described therein), which Series G Warrant was issued pursuant to, and in consideration for D. Gregory Smith's entering into, a Stock and Warrant Purchase Agreement (the "Series G Investment Agreement") dated as of July 2, 2001 between the Company and certain investors, including D. Gregory Smith, and (2) on July 5, 2001, D. Gregory Smith purchased, directly from the Company, pursuant to the Series G Investment Agreement, 12.8 shares of the Company's 12% Junior Redeemable Convertible Preferred Stock, Series G, par value $.01 per share (the "Series G Preferred Stock"), convertible as of such date into 640,000 shares of Common Stock (subject to adjustment as described in the Certificate of Designation for the Series G Preferred Stock ("Series G Certificate of Designation")), and paid the Company with respect thereto $1,280,000 in cash from his personal funds. Because of such acquisitions, the Reporting Persons have determined it is appropriate to file this Statement.

D. Gregory Smith is the President, Chief Executive Officer and Chairman of the Board of the Company. His business address is 601 South Harbor Island Boulevard, Suite 220, Tampa, Florida 33602. He is a citizen of the United States.

G/CJ Corporation's principal business is serving as general partner of G/CJ Partnership. G/CJ Corporation's business address is 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801. D. Gregory Smith owns 50% of the common stock, is President and Treasurer, and is a director of G/CJ Corporation. Carol Jane Smith owns 50% of the common stock, is a Vice President and Secretary, and also is a director of G/CJ Corporation. D. Gregory Smith and Carol Jane Smith are the only stockholders, directors and executive officers of G/CJ Corporation. As a result of the facts set forth above, each of D. Gregory Smith and Carol Jane Smith may be deemed to be a beneficial owner of all the shares of Common Stock held or deemed to be beneficially owned by G/CJ Corporation.

G/CJ Partnership's principal business is holding for investment certain assets indirectly owned or controlled by D. Gregory Smith and Carol Jane Smith. G/CJ Partnership's business address is 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801. G/CJ Corporation is the sole general partner of G/CJ Partnership. As a result of the facts set forth above, each of D. Gregory Smith, Carol Jane Smith, and G/CJ Corporation may be deemed to be a beneficial owner of all the shares of Common Stock held or deemed to be beneficially owned by G/CJ Partnership.

Carol Jane Smith is not employed. Carol Jane Smith is not a director, officer or employee of the Company. Her residence address is 1907 Oakmont Avenue, Tampa, FL, 33629. Carol Jane Smith is the spouse of D. Gregory Smith. Carol Jane Smith is a citizen of the United States.

(d) and (e).

During the last five years, none of the above named persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13G                                                 Page 7 of 10 pages


Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 2, 2001, D. Gregory Smith acquired the Series G Warrant, which was issued pursuant to, and in consideration for D. Gregory Smith's entering into the Series G Investment Agreement. On July 5, 2001, D. Gregory Smith purchased, directly from the Company, pursuant to the Series G Investment Agreement, 12.8 shares of the Series G Preferred Stock, convertible as of such date into 640,000 shares of Common Stock (subject to adjustment as described in the Series G Certificate of Designation), and paid the Company with respect thereto $1,280,000 in cash from his personal funds.

On May 17, 2001, D. Gregory Smith purchased 15,000 shares of Common Stock in the open market for an aggregate purchase price of $33,750, or approximately $2.25 per share. Such acquisition did not give rise to any obligation to file this Statement.

The information reported under Item 4 and Item 6 below, including the Exhibits to this Statement incorporated therein by reference, is incorporated by reference into this Item 3.

Item 4. PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the securities of the Company for investment purposes only.

Pursuant to the terms of the Series G Investment Agreement, at the election of the Company, subject to the fulfillment of certain closing conditions, D. Gregory Smith has the obligation to purchase an additional 15.2 shares of Series G Preferred Stock during the period beginning on July 5, 2001 and ending on September 18, 2001.

The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to the availability of shares of Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the shares of Common Stock in open market or in privately negotiated transactions, subject to the factors and conditions referred to above and compliance with applicable laws.

Except as described in this Statement, no Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities or the disposition of securities of the Company;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

G/CJ Partnership is the record owner of 5,472,500 shares of Common Stock, representing approximately 16.2% of the shares of Common Stock issued and outstanding. As indicated in Item 2 of this Statement, G/CJ Corporation, D. Gregory Smith and Carol Jane Smith may be deemed to beneficially own such shares and all of such persons share both the power to vote or to direct the vote, and the power to dispose or to direct the disposition, of such shares.

G/CJ Corporation is the record owner of 27,500 shares of Common Stock, which, along with the shares of Common Stock owned by G/CJ Partnership, represents approximately 16.3% of the shares of Common Stock issued and outstanding. As indicated in Item 2 of this Statement, D. Gregory Smith and Carol Jane Smith may be deemed to beneficially own such shares and all of such persons share both the power to vote or to direct the vote, and the power to dispose or to direct the disposition, of such shares.

D. Gregory Smith is the record owner of 1,860,800 shares of Common Stock, 12.8 shares of Series G Preferred Stock convertible into 640,000 shares of Common Stock (subject to adjustment as

SCHEDULE 13G                                                 Page 8 of 10 pages


described in the Series G Certificate of Designation), and warrants and options exercisable within 60 days of the date of this Statement pursuant to which D. Gregory Smith could acquire up to an additional 1,712,216 shares of Common Stock (subject to adjustment as provided in such warrants and options and related documents), which, along with the shares of Common Stock owned by G/CJ Partnership and G/CJ Corporation, represents in the aggregate approximately 25.5% of the shares of Common Stock issued and outstanding. The foregoing does not include shares subject to options granted to D. Gregory Smith but not exercisable within 60 days of the date hereof.

Carol Jane Smith does not own of record any securities of the Company, but may be deemed to beneficially own, and to share both the power to vote or to direct the vote, and the power to dispose or to direct the disposition, of the shares beneficially owned by G/CJ Partnership and G/CJ Corporation, amounting to 5,500,000 shares of Common Stock, which represents in the aggregate approximately 16.3% of the shares of Common Stock issued and outstanding.

Any indications in this Statement of the percentage of the Company's outstanding Common Stock beneficially owned by any Reporting Person is based on there being 34,036,466 shares of Common Stock outstanding as of July 2, 2001 and July 5, 2001, the dates of the acquisitions by D. Gregory Smith giving rise to the obligation to file this Statement, as represented and warranted by the Company in the Series G Investment Agreement.

(c)

On May 17, 2001, D. Gregory Smith purchased 15,000 shares of Common Stock in the open market at for an aggregate purchase price of $33,750, or approximately $2.25 per share.

On July 2, 2001, D. Gregory Smith acquired Series G Warrant, which was issued pursuant to, and in consideration for D. Gregory Smith's entering into the Series G Investment Agreement. On July 5, 2001, D. Gregory Smith purchased, directly from the Company, pursuant to the Series G Investment Agreement, 12.8 shares of the Series G Preferred Stock, convertible as of such date into 640,000 shares of Common Stock (subject to adjustment as described in the Series G Certificate of Designation), and paid the Company with respect thereto $1,280,000 in cash from his personal funds.

Pursuant to the terms of the Series G Investment Agreement, the Company may require D. Gregory Smith to purchase up to 15.2 additional shares of Series G Preferred Stock, having an aggregate liquidation preference of up to $15,200,000 (the "Additional Series G Shares"). If purchased by Smith, the Additional Series G Shares will convert into Common Stock at a conversion price determined in accordance with Section 8(k) of the Series G Certificate of Designation. The Series G Preferred Stock accrues dividends at rate of 12% per annum. Such dividends accrue quarterly and are convertible into Common Stock by the holders of the Series G Preferred Stock at the conversion price of such shares in effect on the date of conversion. The number of shares into which the Series G Preferred Stock may be converted prior to the Company's obtaining certain approvals from its stockholders is subject to the Conversion Limit described in
Section 8(l) of the Series G Certificate of Designation.

In connection with the Series G Investment Agreement, the investors purchasing shares of Series G Preferred Stock and two subsidiaries of the Company entered into a Backup Purchase Agreement dated as of July 2, 2001 (the "Backup Purchase Agreement"), providing for the purchase by such subsidiaries, at the option of such investors, of the outstanding shares of Series G Preferred Stock upon the occurrence of certain defaults with respect to the Series G Preferred Stock.

In connection with the Series G Investment Agreement, certain investors purchasing shares of Series G Preferred Stock and the Company entered into a Registration Rights Agreement dated as of July 2, 2001 (the "Registration Rights Agreement"). The Registration Rights Agreement gives D. Gregory Smith, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public the shares of Common Stock issued upon the conversion of the Series G Preferred Stock, the exercise of the Series G Warrant and any other shares of Common stock held by Smith.

Except as set forth above, no Reporting Person beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER.

The information reported under Item 3, Item 4 and Item 5 above, including the Exhibits to this Statement incorporated therein by reference, is incorporated by reference into this Item 6.

SCHEDULE 13G                                                 Page 9 of 10 pages


Pursuant to an Employee Stock Restriction Agreement, dated September 1, 1999, by and between the Company and D. Gregory Smith, and also pursuant to an Amended and Restated Stockholder's Agreement, dated October 8, 1999, between and among the Company, D. Gregory Smith, and others, both of which are Exhibits to this Statement, the Company has granted D. Gregory Smith the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public shares of Common Stock held by Smith.

Except as described elsewhere in this Statement and as set forth in the Series G Investment Agreement, the Series G Warrant, the Registration Rights Agreement and the Backup Purchase Agreement dated as of July 2, 2001, and the Voting Agreement dated as of June 29, 2001, copies of which are attached hereto as Exhibits to this Statement and incorporated herein by reference, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS TO THIS AMENDMENT NO. 1.

         1. Stock and Warrant Purchase Agreement, dated as of July 2, 2001, by and between the Company, D. Gregory Smith, and others.

         2. Warrant for the Purchase of Shares of Common Stock of the Company, dated as of July 2, 2001.

         3.       Certificate of Designation for the Series G Preferred Stock.

         4. Backup Purchase Agreement, dated as of July 2, 2001, by and among Z-Tel Communications, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, Touch 1 Communications, Inc., an Alabama Corporation and a wholly-owned subsidiary of the Company, D. Gregory Smith and others.

         5. Additional Investor Registration Rights Agreement, dated as of July 2, 2001, between the Company, D. Gregory Smith, and others.

         6. Voting Agreement, dated as of June 29, 2001, between the Company and certain stockholders of the Company.

         7. Employee Stock Restriction Agreement, dated September 1, 1999, by and between the Company and D. Gregory Smith.

         8. Amended and Restated Stockholder's Agreement, dated October 8, 1999, between and among the Company, D. Gregory Smith, and others.

         9.       Joint Filing Agreement among the Reporting Persons.

SCHEDULE 13G                                                 Page 10 of 10 pages


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: July 24, 2001




                                           /s/ D. Gregory Smith
                                           ------------------------------------
                                           D. GREGORY SMITH




                                           G/CJ INVESTMENTS, INC.


                                           By: /s/ D. Gregory Smith
                                               --------------------------------
                                               D. Gregory Smith, President




                                           G/CJ INVESTMENTS, L.P.
                                           By: G/CJ Investments, Inc.
                                               General Partner


                                               By: /s/ D. Gregory Smith
                                                   ----------------------------
                                                   D. Gregory Smith, President




                                           /s/ Carol Jane Smith
                                           -------------------------------------
                                           CAROL JANE SMITH

                                INDEX TO EXHIBITS

   EXHIBIT     DESCRIPTION
   -------     -----------
      1.       Stock and Warrant Purchase Agreement, dated as of July 2,
               2001, by and between the Company, D. Gregory Smith, and
               others (incorporated by reference to Exhibit 1 to Amendment
               No. 1 of the Schedule 13D filed July 12, 2001 with respect to the Company's Common Stock by, among other persons, The
               1818 Fund III, L.P.).

      2. Warrant for the Purchase of Shares of Common Stock of the Company, dated as of July 2, 2001 (incorporated by reference to Exhibit 2 to Amendment No. 1 of the Schedule 13D filed July
               12, 2001 with respect to the Company's Common Stock by, among other persons, The 1818 Fund III, L.P.).

      3.       Certificate of Designation for the Series G Preferred Stock
               (incorporated by reference to Exhibit 3 to Amendment No. 1 of the Schedule 13D filed July 12, 2001 with respect to the Company's Common Stock by, among other persons, The 1818 Fund
               III, L.P.).

      4. Backup Purchase Agreement, dated as of July 2, 2001, by and among Z-Tel Communications, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, Touch 1
               Communications, Inc., an Alabama Corporation and a wholly-owned subsidiary of the Company, D. Gregory Smith and others (incorporated by reference to Exhibit 4 to Amendment No.
               1 of the Schedule 13D filed July 12, 2001 with respect to the Company's Common Stock by, among other persons, The 1818 Fund
               III, L.P.).

      5.       Additional Investor Registration Rights Agreement, dated as of
               July 2, 2001, between the Company, D. Gregory Smith, and others.

      6.       Voting Agreement, dated as of June 29, 2001, between the
               Company and certain stockholders of the Company (incorporated by reference to Exhibit 5 to Amendment No. 1 of the Schedule 13D filed July 12, 2001 with respect to the Company's Common Stock by, among other persons, The 1818 Fund III, L.P.).

      7. Employee Stock Restriction Agreement, dated September 1, 1999, by and between the Company and D. Gregory Smith.

      8.       Amended and Restated Stockholder's Agreement, dated October 8,
               1999, between and among the Company, D. Gregory Smith, and others (incorporated by reference to Exhibit 10.1.1 to the Company's Registration Statement on Form S-1 (File No.
               333-89063), originally filed October 14, 1999, as amended and as effective December 14, 1999).

      9.       Joint Filing Agreement among the Reporting Persons.